                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                              (Amendment No. 6)

                 Under the Securities Exchange Act of 1934

                              ICHOR CORPORATION

-----------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 Par Value

-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 693286 10 6

-----------------------------------------------------------------------------
                                (CUSIP Number)

      Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                         Telephone (41 22) 818 2999

-----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                             December 29, 1999

-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [  ].

                                                          Page 2 of 11 Pages

CUSIP No.     693286 10 6
          ------------------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

     MFC Bancorp Ltd.
     ------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  -----------------------------------------------------------

4)   Source of Funds
                     --------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ------------------------------------------------------------------------

6)   Citizenship or Place of Organization     Yukon Territory, Canada
                                           ----------------------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              ------------------------------
     ficially           (8)  Shared Voting Power     2,929,951*
     Owned by                                    ----------------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         -------------------------
     With               (10) Shared Dispositive Power     2,929,951*
                                                      -----------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  2,929,951*
                                                                  -----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     42.6%*
                                                        ---------------------

14)  Type of Reporting Person           CO
                              -----------------------------------------------
---------------------------
*Assuming the conversion of 402,500 shares of preferred stock, series 1 of ICHOR Corporation and 97,206 shares of preferred stock, series 2 of ICHOR Corporation, based on a conversion price as at December 28, 1999 of $2.55.

                                                          Page 3 of 11 Pages

CUSIP No.     693286 10 6
          ---------------------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

     MFC Merchant Bank S.A.
     -------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ x ]

3)   SEC Use Only
                  -----------------------------------------------------------

4)   Source of Funds
                     --------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ------------------------------------------------------------------------

6)   Citizenship or Place of Organization     Switzerland
                                          -----------------------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              ------------------------------
     ficially           (8)  Shared Voting Power     970,320
     Owned by                                    ----------------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         -------------------------
     With               (10) Shared Dispositive Power     970,320
                                                      -----------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   970,320
                                                                  -----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     19.7%
                                                        ---------------------

14)  Type of Reporting Person           CO
                              -----------------------------------------------

                                                          Page 4 of 11 Pages

CUSIP No.     693286 10 6
          -----------------------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

     Logan International Corp.
     -----------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  -----------------------------------------------------------

4)   Source of Funds
                     --------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ------------------------------------------------------------------------

6)   Citizenship or Place of Organization     State of Washington
                                          -----------------------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              ------------------------------
     ficially           (8)  Shared Voting Power     0
     Owned by                                    ----------------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         -------------------------
     With               (10) Shared Dispositive Power     0
                                                      -----------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     0
                                                                  -----------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     0
                                                        ---------------------

14)  Type of Reporting Person           CO
                              -----------------------------------------------

                                                          Page 5 of 11 Pages

CUSIP No.     693286 10 6
          ----------------------------------------

1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

     Constable Investments Ltd.
     ------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group

     (a)   [   ]
     (b)   [ X ]

3)   SEC Use Only
                  -----------------------------------------------------------

4)   Source of Funds     WC
                     --------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ------------------------------------------------------------------------

6)   Citizenship or Place of Organization     Tortola, British Virgin Islands
                                          -----------------------------------

     Number of          (7)  Sole Voting Power     0
     Shares Bene-                              ------------------------------
     ficially           (8)  Shared Voting Power     892,157*
     Owned by                                    ----------------------------
     Each Reporting     (9)  Sole Dispositive Power        0
     Person                                         -------------------------
     With               (10) Shared Dispositive Power     892,157*
                                                      -----------------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   892,157*
                                                                  -----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)     15.4%*
                                                        ---------------------

14)  Type of Reporting Person           CO
                              -----------------------------------------------
-----------------------------
*Assuming the conversion of 227,500 shares of preferred stock, series 1 of ICHOR Corporation, based on a conversion price as at December 28, 1999 of $2.55.

                                                          Page 6 of 11 Pages

This Schedule 13D/A is being filed to correct and supplement information as disclosed in the Schedule 13D/A (Amendment No. 5) filed by MFC Bancorp Ltd. ("MFC") and MFC Merchant Bank S.A. ("Merchant Bank") dated December 29, 1999.

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR, a Delaware corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

ITEM 2.   IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC, Merchant Bank, Logan International Corp. ("Logan") and Constable Investments Ltd. ("Constable"). MFC operates in the financial services business and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. Merchant Bank is a wholly-owned subsidiary of MFC that operates in the banking and financial services business and has a principal business and office address at 53, Route de Malagnou, 1211 Geneva 17, Switzerland. Logan is a 80.6% owned subsidiary of MFC that currently engages in real estate activities and has a principal business and office address at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6. Constable is a wholly-owned operating company of MFC and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JF2 4WD. See Item 6 on pages 2 to 5 of this Schedule 13D/A for the jurisdiction of organization of MFC, Merchant Bank, Logan and Constable.

The following table lists the names, citizenship, principal business addresses and principal occupations of executive officers and directors of Merchant Bank and Constable not previously reported. Sanne Trust Company Limited ("Sanne") is the corporate secretary of Constable and is a corporation organized pursuant to the laws of the Channel Islands. Sanne operates as a corporate secretary and nominee and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JE2 4WD.


=============================================================================
NAME                 RESIDENCE OR              PRINCIPAL         CITIZENSHIP
                   BUSINESS ADDRESS           OCCUPATION
=============================================================================


Claudio Morandi   53, Route de Malagnou,      Banker              Swiss
                  1211 Geneva 17,
                  Switzerland
-----------------------------------------------------------------------------

Roy Zanatta       Suite 1250, 400 Burrard     Director and        Canadian
                  Street, Vancouver, British  Secretary of MFC
                  Columbia, Canada, V6C 3A6
=============================================================================


                                                          Page 7 of 11 Pages

Roland Waldvogel is no longer an executive officer or director of Logan. Diana Beaumont and Jonathan Charles Brannam are no longer executive officers or directors of Constable.

During the last five years, neither MFC, Merchant Bank, Logan or Constable has been, nor to the knowledge of MFC, Merchant Bank, Logan or Constable, have any of their officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Each of MFC, Merchant Bank, Logan and Constable have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Merchant Bank disposed of an aggregate of 2,600,000 shares of common stock of ICHOR for aggregate proceeds of $8,060,000. Constable acquired 142,500 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 1 (the "Series 1 Preferred Stock") of ICHOR from Logan for aggregate proceeds of $10,000.

ITEM 4.   PURPOSE OF TRANSACTION.

Merchant Bank disposed of the shares of common stock of ICHOR, Logan disposed of the shares of Series 1 Preferred Stock of ICHOR and Constable acquired the shares of Series 1 Preferred Stock of ICHOR for investment purposes. At this time, neither MFC, Merchant Bank, Logan or Constable, nor, to the knowledge of MFC, Merchant Bank, Logan or Constable, any of their directors or executive officers, have the intention of acquiring additional shares of ICHOR, although MFC, Merchant Bank, Logan and Constable reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC, Merchant Bank, Logan or Constable, nor, to the knowledge of MFC, Merchant Bank, Logan or Constable, any of their directors or executive officers, have any present intention or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A (Amendment No. 4) filed by MFC dated December 9, 1999, MFC was the indirect beneficial holder of 3,570,320 shares of common stock of ICHOR, 402,500 shares of Series 1 Preferred Stock of ICHOR and 97,206 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 2 (the "Series 2 Preferred Stock") of ICHOR. The Series 1 Preferred Stock and the Series 2 Preferred Stock have a conversion price equal to 90% of the 20-day average closing trading price of the shares of common stock of ICHOR on the stock exchange or

                                                          Page 8 of 11 Pages

quotation system through which the largest number of shares of common stock traded during the period immediately preceding the date that notice of conversion is delivered to ICHOR. For the purposes of this Schedule 13D/A, the conversion price and amount of underlying common stock relating to the Series 1 Preferred Stock and the Series 2 Preferred Stock have been calculated using the 20-day average closing trading price on December 28, 1999, which was approximately $2.83. As a result of the disposition of shares by Merchant Bank, MFC beneficially holds and has the shared power to direct the vote and disposition of an aggregate of 2,929,951 shares of common stock of ICHOR, which represents approximately 42.6% of ICHOR's issued and outstanding shares of common stock, assuming the conversion of the 402,500 shares of Series 1 Preferred Stock into an aggregate of 1,578,431 shares of common stock of ICHOR and the conversion of the 97,206 shares of Series 2 Preferred Stock into an aggregate of 381,200 shares of common stock of ICHOR, at a conversion price of approximately $2.55 per share.

As disclosed in the Schedule 13D/A (Amendment No. 3) filed by, among others, Merchant Bank dated January 4, 1999, Merchant Bank was the beneficial holder of 3,570,320 shares of common stock of ICHOR. On December 29, 1999, Merchant Bank completed the sale of an aggregate of 2,600,000 shares of common stock of ICHOR at a purchase price of $3.10 per share. As a result, Merchant Bank beneficially holds and has the shared power to direct the vote and disposition of an aggregate of 970,320 shares of common stock of ICHOR, which represents approximately 19.7% of ICHOR's issued and outstanding shares of common stock. These 970,320 shares of common stock of ICHOR were purchased pursuant to the terms of share purchase agreements between Merchant Bank and each of Logan and Drummond Financial Corporation ("Drummond") dated January 4, 1999 (collectively, the "Purchase Agreements"). Merchant Bank has agreed to sell such shares on or before December 31, 2003 and pay 94% of the proceeds therefrom to Logan and Drummond, respectively.

As disclosed in the Schedule 13D/A (Amendment No. 3) filed by, among others, Logan dated January 4, 1999, Logan was the beneficial holder of 142,500 shares of Series 1 Preferred Stock of ICHOR. On December 29, 1999, Logan completed the sale of 142,500 shares of Series 1 Preferred Stock to Constable for aggregate proceeds of $10,000. As a result, Logan does not beneficially hold, nor does it share the power with any person to direct the vote and disposition of, any shares of common stock of ICHOR.

As disclosed in the Schedule 13D/A (Amendment No. 1) filed by, among others, Constable dated March 13, 1998, Constable was the beneficial holder of 85,000 shares of Series 1 Preferred Stock of ICHOR. On December 29, 1999, Constable purchased 142,500 additional shares of Series 1 Preferred Stock of ICHOR from Logan at an aggregate purchase price of $10,000. As a result, Constable beneficially holds and has the shared power to direct the vote and disposition of an aggregate of 892,157 shares of common stock of ICHOR, which represents approximately 15.4% of ICHOR's issued and outstanding shares of common stock, assuming the conversion of the 227,500 shares of Series 1 Preferred Stock at a conversion price of approximately $2.55 per share.

                                                          Page 9 of 11 Pages

To the knowledge of MFC, Merchant Bank, Logan and Constable, none of their directors or executive officers have the power to vote or dispose of any shares of common stock of ICHOR, nor did MFC, Merchant Bank, Logan, Constable or their directors and executive officers effect any transactions in such shares during the past 60 days, except as disclosed herein.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D/A (Amendment No. 3) filed by, among others, Merchant Bank dated January 4, 1999, pursuant to the Purchase Agreements, Merchant Bank has agreed to sell its shares of common stock of ICHOR on or before December 31, 2003 and pay 94% of the proceeds therefrom to Logan and Drummond, respectively.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit Number         Description
   --------------         -----------
        1                 Joint Filing Agreement between MFC Bancorp Ltd.,
                          MFC Merchant Bank, S.A., Logan International
                          Corp. and Constable Investments Ltd. dated January
                          7, 2000.

        2 Share Purchase Agreement between MFC Merchant Bank S.A. and Logan International Corp. dated January 4, 1999. Incorporated by reference to the Schedule 13D/A relating to ICHOR Corporation dated January 4, 1999.

        3 Share Purchase Agreement between MFC Merchant Bank S.A. and Drummond Financial Corporation dated January 4, 1999. Incorporated by reference to the
                          Schedule 13D/A relating to ICHOR Corporation dated January 4, 1999

                                                          Page 10 of 11 Pages

                                  SIGNATURE
                                  ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               January 7, 2000
                                    -----------------------------------
                                                  (Date)

                                               MFC BANCORP LTD.

                                         By:  /s/  Michael J. Smith
                                    -----------------------------------
                                                (Signature)

                                         Michael J. Smith, President
                                    -----------------------------------
                                              (Name and Title)



                                               January 7, 2000
                                     ----------------------------------
                                                  (Date)

                                            MFC MERCHANT BANK S.A.

                                        By:  /s/  Claudio Morandi
                                      ---------------------------------
                                                (Signature)

                                        Claudio Morandi, President
                                     ----------------------------------
                                            (Name and Title)

                                                          Page 11 of 11 Pages

                                              January 7, 2000
                                     -----------------------------------
                                                  (Date)

                                          LOGAN INTERNATIONAL CORP.

                                         By:  /s/ Michael J. Smith
                                      ----------------------------------
                                                (Signature)

                                          Michael J. Smith, Director
                                      ----------------------------------
                                               (Name and Title)



                                               January 7, 2000
                                      ----------------------------------
                                                   (Date)

                                          CONSTABLE INVESTMENTS LTD.

                                          By:  /s/ Michael J. Smith
                                      ----------------------------------
                                                  (Signature)

                                          Michael J. Smith, Director
                                      ----------------------------------
                                                (Name and Title)

                                EXHIBIT INDEX

   Exhibit Number         Description
   --------------         -----------

         1 Joint Filing Agreement between MFC Bancorp Ltd., MFC Merchant Bank, S.A., Logan International Corp. and Constable Investments Ltd. dated January 7, 2000.

         2 Share Purchase Agreement between MFC Merchant Bank S.A. and Logan International Corp. dated January 4, 1999. Incorporated by reference to the Schedule 13D/A relating to ICHOR Corporation dated January 4, 1999.

         3 Share Purchase Agreement between MFC Merchant Bank S.A. and Drummond Financial Corporation dated January 4, 1999. Incorporated by reference to the
                          Schedule 13D/A relating to ICHOR Corporation dated January 4, 1999